Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated

September 9, 2015 and the Prospectus dated November 17, 2014

Registration No. 333-200314, 333-200314-01 and 333-200314-02

September 9, 2015

Pricing Term Sheet

$750,000,000 3.900% Notes due 2026

Issuer:	Tyco International Finance S.A.
Guarantors:	Tyco International plc Tyco Fire & Security Finance S.C.A.
Size:	$750,000,000
Maturity:	February 14, 2026
Coupon:	3.900%
Price to Public:	99.284% of face amount
Yield to Maturity:	3.985%
Spread to Benchmark Treasury:	+180 bps
Benchmark Treasury:	UST 2.000% due August 15, 2025
Benchmark Treasury Yield:	2.185%
Interest Payment Dates:	Interest will be paid on February 14 and August 14, beginning February 14, 2016
Redemption Provisions:

Prior to November 14, 2025 (three months prior to the maturity date), TIFSA may, at its option, redeem the notes, in whole at any time or in part from time to time, at a price equal to the greater of the principal amount of the notes to be redeemed or a “make-whole” amount (Treasury Rate plus 30 bps), plus in either case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after November 14, 2025 (three months prior to their maturity date), TIFSA may, at its option, redeem the notes, in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Pricing Date:	September 9, 2015
Settlement Date:	September 14, 2015 (T+3)
CUSIP/ISIN:	902118 BS6/US902118BS60
Denominations:	$2,000 x $1,000
Ratings (Moody’s / S&P / Fitch):*	A3 (negative) / BBB+ (stable) / A- (stable)
Underwriters:	Joint Book-Running Managers: Deutsche Bank Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC

Co-Managers:

BBVA Securities Inc.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated**

The Williams Capital Group, L.P.

*	Note: The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.
**	Note: R. David Yost, a director of Tyco, is also director of Bank of America Corporation, the parent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The Issuer and the Guarantors have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting Deutsche Bank Securities Inc. Prospectus Group, toll-free at 1-800-503-4611 or by email at prospectus.cpdg@db.com; Goldman, Sachs & Co. Prospectus Department, toll-free at 1-866-471-2526 or by email at prospectusny@ny.email.gs.com; and Morgan Stanley & Co. LLC Prospectus Department, toll-free at 1-866-718-1649 or by email at prospectus@morganstanley.com.

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